Filed by TD Banknorth Inc.
(Commission File No. 000-51179)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Hudson United Bancorp
(Commission File No.: 001-08660)
Attached is a transcript of the presentation by TD Banknorth Inc. at the Ryan Beck & Co. 2005 Financial Institutions Investor Conference on November 2, 2005.
These materials contain certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth and TD Banknorth’s acquisition of Hudson United Bancorp. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth’s operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth’s periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth’s forward-looking statements. TD Banknorth does not undertake any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.
These materials may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United Bancorp. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is a part of the registration statement, because they contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations.
TD Banknorth, Hudson United Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding TD Banknorth’s directors and executive officers is available in TD Banknorth’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United’s directors and executive officers is available in Hudson United’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

FINAL TRANSCRIPT

Thomson StreetEvents℠

Conference Call Transcript

Event Date/Time: Nov. 02. 2005 / 8:35AM ET
Event Duration: N/A

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Final Transcript

Nov. 2. 2005 / 8:35AM, BNK — TD Banknorth Inc. at Ryan Beck 2005 Financial Institutions Investor Conference
CORPORATE PARTICIPANTS
Bill Ryan
TD Banknorth Inc. — Chairman and CEO
Wendy Suehrstedt
TD Banknorth Inc. — EVP and Chief Retail Banking Officer
PRESENTATION
Unidentified Speaker
Okay. Let’s keep the ball rolling here. Our next company in this room is Portland-based TD Banknorth Inc.. Pro forma for the pending Hudson United acquisition, TD Banknorth is the 22nd largest bank in the U.S., 40 billion in assets, 590 branch offices in eight mid-Atlantic and New England states.
As we all know this past March, the company sold a 51% interest in the company to TD Bank Financial Group, the 3rd largest bank in Canada and today is approximately 55% owned by TD. Here to discuss the company’s plans to grow customers and leverage the Canadian bank’s capital is Bill Ryan, Chairman and CEO and Wendy Suehrstedt, the Executive Vice President and Chief Retail Banking Officer who has become very familiar with New Jersey’s transportation system over the last few months.
Bill?
Bill Ryan - TD Banknorth Inc. — Chairman and CEO
Good morning and thank you for coming this morning. We’re not going to spend a lot of time talking about TD Banknorth. I think you’re probably very familiar with that company with us being in the news twice this year, once for selling 51% of the company to Toronto-Dominion and secondly for acquiring Hudson United Bank.
Instead, I’d rather take our time and introduce the woman, Wendy Suehrstedt, who’s worked with me for 16 years. She is going to be the CEO for Hudson United Bank when we complete the transaction next January. So, I thought it would be important for Wendy to outline her strategies for you. So with that, let me introduce Wendy Suehrstedt.
Wendy Suehrstedt - TD Banknorth Inc. — EVP and Chief Retail Banking Officer
And good morning. I have been the Chief Retail Banking Officer of TD Banknorth for the last several years. So it’s my pleasure to be here to talk with you today about both the retail and small business banking strategies in place at TD Banknorth. I have 15 minutes so I will be talking fast. For those of you on the web cast, flip your slides fast and you’ll stay right with us.
Our vision at TD Banknorth is to be the premiere community financial services company in the northeast and that is the core against which we’re working at all times. On the retail banking side, our mission is to grow our retail and small business customers profitably, which we plan to do by offering convenient and high quality service and sales across the full range of financial products, most importantly to help our customers meet their financial objective. How this translates on a daily basis is we are working to help our customers get where they are trying to go. And our feeling is that if our 3,000 front line retail employees help one customer everyday get where they are trying to go and tomorrow our 4,000 plus retail front line folks are able to do that. That over the year that translates to seven-figure customer impact and a very successful company.
So our mantra is we’re here to help our customers get where they are trying to go. How do we do that? The core of our retail strategy is very simple. It’s that our branch managers are, in fact, franchise owners. They are empowered to get done what they need to get done to grow the business and it’s all about that ownership, that accountability that drives the company and the company’s success. We believe wholeheartedly in local decision making, whether it’s pricing, whether it’s merchandising, whether it’s sponsorship, sales, focus, you name it. The point here is that the manager is a franchise owner and they are making the decisions as to what will enable business growth in their market.

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Final Transcript

Nov. 2. 2005 / 8:35AM, BNK — TD Banknorth Inc. at Ryan Beck 2005 Financial Institutions Investor Conference
We do have certainly some consistency. So, we have consistent merchandising, however, the branch always has the ability to highlight what they feel is going to bring the best results to their market. So, our branches will look somewhat similar but not cookie cutter.
On the sponsorship side, we do not make our community sponsorship decisions from some central office. Those decisions are made on a regional basis. They are made by the people who are charged with growing the business so that they can determine how they feel, those monies will thus be distributed to make their position in the community strongest and to grow their business forward.
From the sales focus perspective, they’re certainly again making the decisions on those products and services that will be best suited for the customers in their marketplace and putting their focus in those areas. We have a core tenet that all of our folks are very involved in the communities in which they’re doing business. That makes good business sense and ideally it’s very fulfilling for the folks that are part of the TD Banknorth team. They decide what they’re interested in, where they like to spend their time, and understand that they are serving as ambassadors for the company in those roles.
And finally, our managers make a quarterly or at least semiannual presentation on their business and its results and where it’s going to their board of directors who are made up of the retail management team as well as the president of the state in which they’re doing business. What this enables is our ability to ensure that our managers know their business, know their markets, have plans, are executing against plans, and are fulfilling their responsibilities to grow the business in their markets.
Along with that core ownership tenet, we are focused on customer value. We look to have a strong product line, easy to buy, easy to sell. We look to have strong delivery across all of our channels whether it is, in fact, that retail sales office, whether it’s the phone, the online channel, the ATM channel. We strive everyday to be providing outstanding customer service. And then backing all of this up, we would have strong integrated marketing at all times. So whether it’s merchandising, advertising, direct mail, internal campaigns, external campaigns, online campaigns. Those are integrated and orchestrated to enable a customer to be receiving the same message from numerous points ideally so that they, in fact, hear or see the message and it resonates.
Example — a quick example across the ATMs, the newspapers, the branch merchandising efforts, sending the same message. We also, as an active acquirer, are always working on our brand awareness. We have, at this point, renamed the old Boston Garden to become the TD Banknorth Garden. This is one of the top three arenas in the sports world. We have 215 million brand impressions per year from these naming rights and certainly it’s very helpful to our New England visibility.
We have many other sports and cultural events and branding opportunities throughout our existing footprint and would assume that these will expand throughout the growing footprint as we go forward.
Internally we are also very focused on business growth through an integrated first and foremost having clear goals and expectations in place. The expectation is that every single person on retail sales team would know what the goals are, where they stand to those goals, and what needs to be done on a weekly and a monthly basis. We have consistent tracking and monitoring in place and incentive plans that are in sync with those goals and expectations.
And then finally we have what I feel is one of the industry’s best recognition programs in place. We have a series of quarterly lunches, one of which is going on today. I’m sorry to report that I’m here and not there. But those focus on recognizing the top 1% of our sales personnel in the company. And getting to that lunch qualifies you to be eligible to go on the annual sales trip which culminates in one person in the company winning a red Corvette. And the first year you win it, it’s yours to drive for the year. If you win it two years in a row, it’s yours to keep.
At this point in time, we have had three people in New England who own their red Corvettes and a fourth who is striving desperately to make sure that he owns it at the end of this year. It’s very much a focal point in the company. It keeps everyone tuned in and working to get to the lunch to get to the trip and someday perhaps drive the car. We are expecting to have a red Corvette zooming around the streets of New Jersey, New York, or Pennsylvania at the early parts of 2007 and we’ll move forward with these types of recognition programs as the franchise expands.
Talking customer service for just a moment, our brand’s positioning today is, in fact, “above and beyond” which generally translates most directly to outstanding customer service. We begin talking about the importance and commitment to customer service at employee orientation. Every single employee of TD Banknorth hears and understands what the brand is about both to our customers and to themselves as employees of the company. And that’s continually reinforced through programs, internal recognition programs, goals from management recognizing outstanding performers and peers recognizing peers along with many other programs that are in place.

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Final Transcript

Nov. 2. 2005 / 8:35AM, BNK — TD Banknorth Inc. at Ryan Beck 2005 Financial Institutions Investor Conference
We do have mystery shopping to ensure that we’re staying on track from a perhaps more objective standpoint and finally we also do customer surveys to ensure that we’re hearing and learning from our customers and their perceptions of what is or perhaps isn’t happening from their perspective.
As we all know, having outstanding customer service on the front lines doesn’t begin to cover what needs to be covered to have a fully outstanding customer service experience. So this is not a retail function. It’s not a front line function. It’s a total company imperative and we do have a company-wide core pledge covering customer service that’s there for your review. Along with that company-wide core pledge, every department and division has established its own imperative that are very much applicable to their service delivery and I put forward some of the retail — well, actually just the retail — departments core service values so that you get a flavor for what that means to the retail division but magnify that out to loan operations, to credit administration, pick your department or division, they have their core service standards in place.
With respect to the customer survey, it is my pleasure to let you know that we have, in our most recent survey of this year, been found by our customers as well as non-customers to be performing from a service perspective better across all perch points than our non-customers. Plenty of room for improvement but we are proud of those results.
So, finally, again going back to that local entitlement and local ownership, we are looking at everyone to participate at all levels in the company. We do have corporate initiatives but more importantly, local initiatives are underway all the time whether it’s customer appreciation events, seminars, self directed direct mail campaigns, calling nights. You name it; again, it is the manager’s role to figure out how to best grow the business in their market.
We also are very much focused on process improvement whether it’s the ever popular “no stupid rules” contest to at least raise the issues that are getting in people’s ways. We have focus groups to better understand where we’re going wrong and prioritize what needs attention and then we have review teams that cover every level of employee that a process touches to fix it. So, those will include clerks on up to division managers as needed to improve our processes and keep our customer experience at the top of its game.
We always have multiple experiments going on at any given time. That is the joy of a larger franchise. And our motto, I would say on the pendulum of analyzed or do something is definitely on the just do it and there is nothing worse in our company than someone who doesn’t do something but rather ponders. We do things and the worst that can happen is that it was a mistake and then you’ll learn from it and recover and move on. We’re very focused on making things happen and allowing people the flexibility to make that happen in their market.
From a small business perspective, it’s very much the same story. We have, in our view, we define small business as those companies that have lending needs under $250,000. The bulk of the effort resides with the branch managers. Make sense. They’re the leaders of the business development efforts in that community. They certainly should be the leaders of the small business development effort in those communities. They are supplemented with dedicated lenders who go up to $500,000 and beyond and the calling effort is extensive, 75,000 calls made last year.
With that key sales force in place, many of the principles then are exactly the same. Strong product set, easy to buy, easy to sell. Strong integrated marketing, whether it’s cookie blitzes to our CPA community or small business month in May or a loan sale in the summer. Those sorts of integrated efforts. And significant training. Here’s the copies of some of the ads. All of our small business lenders as well as all of our managers have attended a three day training session. A lot of emphasis on videotaping before-and-after role-playing. We have a business office environment setup for it to be as lifelike as we can figure out how to make it.
So, very extensive effort on the training side. That certainly holds true on the retail side as well. We have a full training curriculum. We have job paths and the training effort is very much core to our organization.
In conclusion, our retail and small business, we feel we have a clear mission in place for our team, clear goals and expectations. We believe very much in strong communication. Much of that face-to-face. Bill Ryan put 50,000 miles on his car in a year, no more than a year and a half, some of us are slackers at only 40,000 but we’re out and we’re talking with people in trying to ensure that we are all on the same road going in the same direction. Strong professional development, strong marketing support, and that unwavering commitment to local decision making and local initiative. It’s not for the faint of heart. It is somewhat controlled chaos but it has proven very, very effective, certainly very rewarding to our employee base and one of the reasons why we have outstanding employees and an outstanding team with very low attrition and certainly we feel key to our ongoing success.
So that is TD Banknorth retail and small business worlds and I’m happy to answer any questions that you might have.
Unidentified Speaker

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Final Transcript

Nov. 2. 2005 / 8:35AM, BNK — TD Banknorth Inc. at Ryan Beck 2005 Financial Institutions Investor Conference
No questions.
Wendy Suehrstedt - TD Banknorth Inc. — EVP and Chief Retail Banking Officer
Thank you.

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